SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Following discussions with proxy advisors, the compensation committee and board of directors of Caesarstone Ltd. (“Caesarstone” or the “Company”), have determined to amend the proposed compensation policy attached as Exhibit A to the proxy statement for the annual general meeting of the shareholders of Caesarstone scheduled to be held on December 6, 2016. Such proxy statement was furnished to the Securities and Exchange Commission on Form 6-K on November 1, 2016.

Sections 10.3 and 15.2 of the proposed compensation policy are amended to add a cap on the relocation bonus and severance pay that may be granted by the Company to executive officers, as set forth below. The words proposed to be added are highlighted in boldface font and underlined, and the words proposed to be deleted are indicated by a strikethrough.

The proposed amendment:

10.3          Relocation Bonus. In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as real estate broker fees, moving costs, home leave visit, etc. The Relocation Bonus will not exceed six (6) monthly base salaries of the Executive Officer.

15.2          Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices, provided that such additional retirement and termination benefits together with the termination  benefits provided under Section 14.1 and 14.2 shall not exceed 24 monthly base salaries of the Executive Officer ~~and/or found to be appropriate under the circumstances relevant to the termination of the Executive Officer~~.

This Report on Form 6-K is  hereby incorporated by reference into (i) the Company’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Company’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: November 22, 2016	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel